Santos

www.santos.com

15 September 2005

newsrelease

First production from new Western Australian gas development

Santos Limited today reported that production has commenced from the John Brookes offshore gas development in the Carnarvon Basin, Western Australia at an initial flow rate of approximately 60-80 terajoules per day (TJ/d).

The $300 million Apache-operated field development incorporates a minimum facilities un-manned platform with three production wells interconnected via a pipeline to processing facilities on Varanus Island.

Following an upgrade of the existing Varanus Island facilities, which is expected to be completed by the end of 2005, the processing capacity will increase to approximately 240 TJ/d.

Gross Proven plus Probable (2P) reserves at the John Brookes field were estimated to be approximately 1200 petajoules (PJ) of gas at the end of December 2004. Net to Santos, this represents around 15% of the Company's total booked 2P reserves.

Sales gas will be exported from Varanus Island into the Dampier to Bunbury pipeline on the mainland to meet existing East Spar contracts and supply three new long-term contracts:

- NewGen Power has contracted to take 229 PJ of gas from John Brookes over 15 years for a new power station to be built in Kwinana.
- EDL LNG (WA) Pty Ltd has contracted to take 58 PJ of gas over 20 years for its West Kimberly Power project in WA.
- Newcrest Mining Limited has contracted to take 120 PJ of gas over 15 years for its Telfer gold mine in the Pilbara region of WA.

"This is an important project for Santos as the successful development of the John Brookes field continues to further diversify our production base," said Santos' Managing Director, Mr John Ellice-Flint.

"It is proving to be one of our most significant assets, and has been fast-tracked to meet growing demand for energy from new and existing WA projects", Mr Ellice-Flint said.

The John Brookes gas field was discovered in 1998. The platform is located in 47 metres of water within licence WA-29-L, in the Carnarvon Basin, 120 kilometres offshore Western Australia.

dlw 9/15

Santos Ltd ABN 80 007 550 923

GPO Box 2455 • Adelaide SA 5001 • Telephone: 08 8218 5111 • Facsimile: 08 8218 5131

The start-up of John Brookes follows the March 2005 production start-up of Santos' largest offshore oil project – the Mutineer-Exeter development, also offshore Western Australia.

Interests in WA-29-L are:

Apache Northwest Pty Ltd (operator)	55%
Santos (BOL) Pty Ltd	45%

FOR FURTHER INFORMATION PLEASE CONTACT:

Media enquiries
Kathryn Mitchell
(08) 8218 5260 / 0407 979 982

Investor enquiries
Andrew Seaton
(08) 8218 5157 / 0410 431 004

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR), Ref #82-34 (Securities Exchange Commission)

Map attached.

John Brookes Gas Development



Indian Ocean
Legendre
Reindeer
Stag
WA-29-L
John Brookes
East Spar
Varanus Island
Barrow Island
Dampier
Onslow
Western Australia
0 25 50
kilometers

LEGEND

- Santos Acreage
- Oil Field
- Gas Field
- Oil Pipeline
- Gas Pipeline



Santos Limited - Weekly Drilling Report

ABN 80 007 550 923

Santos

Week Ending 15th September, 2005

Wildcat Exploration Wells

Caldita 1

Type	Gas Exploration	
Location	Offshore Northern Territory, Timor Sea NT/P61, 55km E of Evans Shoal 1, and some 275km N of Darwin.	
Status at 0600hrs 15/09/05	Conducting drill stem test. Caldita 1 reached a total depth of 4037m with no progress for the week.	
Planned Total Depth	4325m	
Interest	ConocoPhillips Australia Exploration Pty Ltd	60.00%
	Santos Group	40.00%
Operator	ConocoPhillips Australia Exploration Pty Ltd	

Windula 1

Type	Oil/Gas Exploration	
	ATP 259P, Queensland, Cooper Basin	
Location	9.4km SE of Cook 2, 20.0 km NW of Beeree 2, and some 90km NW of the Ballera Gas Plant.	
Status at 0600hrs 15/09/05	Pulling out of hole to run wireline logs. Windula 1 reached a total depth of 2761m with 455m progress for the week.	
Planned Total Depth	2772m	
Interest	Santos Group	60.0625%
	Delhi	23.2%
	Origin	16.5%
	Origin CSG Ltd.	0.2375%
Operator	Santos Group	

Yamala 2

Type	Gas Exploration	
	ATP 553P, Denison Trough, Bowen Basin, Queensland,	
Location	1.8km NE of Yamala 1, 20.0 km E of the township of Emerald.	
Status at 0600hrs 15/09/05	Running production tubing. Yamala 2 reached a total depth of 894m with 147m progress for the week. Open hole flow testing of the Permian Freitag Formation over the interval 746m-894m flowed gas to surface at a maximum rate of 20390 cubic meters per day (0.72 mmcfd) through a 13mm (1/2") surface choke, with an associated 15.9 cubic meters per day (100 barrels per day) of formation water. The well has been plugged back to 834m to isolate the water producing interval.	
Planned Total Depth	1024m	
Interest	Santos Group	50.0%
	Origin CSG Ltd.	50.0%
Operator	Santos Group	

During the Week Ending 15th September, 2005 Santos Limited also participated in 11 development wells.
A complete list of Santos' drilling activity is available from www.santos.com

Week Ending 15th September, 2005

Delineation Wells (Near Field Exploration / Appraisal Wells)

Jeruk 2 ST4/ST5

Type	Oil Appraisal	
Location	Offshore Indonesia Sampang PSC, East Java Basin. 1.6km E of Jeruk 1, 35.0km SW of the Oyong Field, and some 40km SE of Surabaya. Jeruk 2 ST4/ST5 are appraisal sidetracks drilled out of the existing Jeruk 2 wellbore.	
Status at 0300hrs 15/09/05	Jeruk 2 ST5 has been suspended following the completion of production testing (as previously reported). The well reached a total depth of 5102m with no progress for the week. The rig was released on 14/09/05.	
Planned Total Depth	5080m	
Interest	Santos Group	45.0%
	Singapore Petroleum Sampang Ltd	40.0%
	Cue Sampang Pty Ltd	15.0%
Operator	Santos Group	

Derrilyn 2

Type	Oil Appraisal	
Location	PPL 114, South Australia, Cooper Basin 0.31km N of Derrilyn 1, 2.2km SW of Calamia West 1and some 40 km S of the Moomba Gas Plant.	
Status at 0600hrs 15/09/05	Derrilyn 2 has been cased and suspended pending completion as a future Jurassic Oil Producer. The well reached a total depth of 1538m with no progress for the week. The rig was released on 09/09/05, and has moved to Stimpee 2.	
Planned Total Depth	1527m	
Interest	Santos Group	65.0%
	Stuart Petroleum	35.0%
Operator	Santos Group	

Stimpee 2

Type	Oil Appraisal	
Location	PEL 114, South Australia, Cooper Basin 0.5km SW of Stimpee 1, 0.74km NNE of Alkoomi 1 and some 50 km SSE of the Moomba Gas Plant.	
Status at 0600hrs 15/09/05	Pulling out of hole for bit change. The current depth and progress for the week is 612m. Stimpee 2 spudded on 12/09/05.	
Planned Total Depth	1612m	
Interest	Santos Group	100.0%
Operator	Santos Group	

Week Ending 15th September, 2005

Delineation Wells (Near Field Exploration / Appraisal Wells) (.../Cont)

Winninia North 4

Type	Gas Appraisal PL 177, Queensland, Cooper Basin former Total 66 Block	
Location	1.3km NW of Winninia North 1, and some 50km S of the Ballera Gas Plant.	
Status at 0600hrs 15/09/05	Winninia North 4 has been cased and suspended pending completion as a future Permian Gas Producer. The well reached a total depth of 2434m with 326m progress for the week. The rig was released on 14/09/05, and is currently moving to Costa West 1 a Gas Appraisal Well in PL132.	
Planned Total Depth	2434m	
Interest	Santos Group	60.0625%
	Delhi	23.2%
	Origin	16.5%
	Origin CSG Ltd.	0.2375%
Operator	Santos Group	

FOR FURTHER INFORMATION PLEASE CONTACT:

Enquiries:

Mike Hanzalik
Investor Relations
Ph: 08 8224 7725
Mobile: 0439 892 143
Fax: 08 8218 5131

Kathryn Mitchell
Media Relations
Ph: 08 8218 5260
Mobile: 0407 979 982
Fax: 08 8218 5285.

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR), Ref #82-34 (Securities Exchange Commission)